UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SEALY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812139301

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co.

9 West 57th Street, Suite 4200

New York, New York 10019

212-750-8300

and

Joseph H. Kaufman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 812139301

1.	Names of Reporting Person I.R.S. Identification No. KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person OO

*Represents the aggregate number of shares of common stock of Sealy Corporation held by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Names of Reporting Person I.R.S. Identification No. KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person PN

*Represents the aggregate number of shares of common stock of Sealy Corporation held by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Names of Reporting Person I.R.S. Identification No. KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person PN

*Represents the aggregate number of shares of common stock of Sealy Corporation held by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Names of Reporting Person I.R.S. Identification No. Sealy Holding LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person OO

*See Item 5 of the Statement on Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D” or this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Sealy Corporation, a Delaware Corporation (“Sealy”), having its principal executive offices at Sealy Drive, One Office Parkway, Trinity, North Carolina 27370.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by KKR Millennium GP LLC, KKR Associates Millennium L.P., KKR Millennium Fund L.P., and Sealy Holding LLC (collectively, the “Reporting Persons”).  The address of the principal place of business and principal office of each of the Reporting Persons is 9 West 57th Street, Suite 4200, New York, New York 10019.  KKR Millennium GP LLC, a limited liability company organized under the laws of the State of Delaware, is the sole general partner of KKR Associates Millennium L.P.  KKR Associates Millennium L.P., a limited partnership organized under the laws of the State of Delaware, is the sole general partner of KKR Millennium Fund L.P.  KKR Millennium Fund L.P., a limited partnership organized under the laws of the State of Delaware, is the senior member of Sealy Holding LLC.  Sealy Holding LLC is a limited liability company organized under the laws of the State of Delaware.  Each of KKR Millennium GP LLC and KKR Associates Millennium L.P. is principally engaged in the business of managing investments in other companies through partnerships and limited liability companies.  KKR Millennium Fund L.P. is principally engaged in the business of investing in other companies.  Sealy Holding LLC was formed solely for the purpose of investing in Sealy and has not engaged in any material activities other than incident to its ownership of shares of Common Stock and Convertible Notes (as defined in Item 3).

Henry R. Kravis and George R. Roberts are the managing members of KKR Millennium GP LLC.  The other members of KKR Millennium GP LLC are James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jacques Garaialde, Marc S. Lipschultz, Reinhard Gorenflos, Scott C. Nuttall, Michael M. Calbert and William J. Janetschek (collectively, the “Members”).  Each of Messrs. Kravis and Roberts and the other Members disclaims beneficial ownership of any shares of Common Stock beneficially owned by KKR Millenium GP LLC.

Each of Messrs. Kravis, Roberts, Greene, Raether, Michelson, Golkin, Fisher, Navab, Lipschultz, Nuttall, Calbert and Janetschek is a United States citizen.  Each of Mr. Huth and Mr. Gorenflos is a German citizen, and Mr. Garaialde is a French citizen.  The present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), an alternative asset management firm, the principal address of which is 9 West 57th Street, Suite 4200, New York, New York 10019.  The business address of Messrs. Kravis, Raether, Golkin, Navab, Lipschultz, Nuttall and Janetschek is 9 West 57th Street, Suite 4200, New York, New York 10019; the business address of Messrs. Roberts, Greene, Michelson and Calbert is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Fisher, Huth, Gorenflos and Garaialde is Stirling Square, 7 Carlton Garden, London, SW1Y 5AD, England.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Merger

On April 6, 2004, Sealy consummated a merger (the “Merger”) pursuant to an agreement and plan of merger, dated as of March 3, 2004 (as amended, the “Merger Agreement”), with Sealy Acquisition Corp., a transitory Delaware merger corporation (“Newco”). Prior to the Merger, Sealy was owned by a group that included affiliates of Bain Capital, Charlesbank Capital Partners, JPMorgan Partners, CIBC Argosy Merchant Fund and BancBoston Capital. Subsequent to the Merger, Sealy Holding LLC, together with management of Sealy, beneficially owned approximately 92% of the voting securities of Sealy. Pursuant to the Merger Agreement, Newco was merged with and into Sealy with Sealy being the surviving corporation. In connection with the Merger, the common stock of Sealy outstanding immediately prior to the Merger (other than certain shares of Class A common stock of Sealy held by then existing stockholders of Sealy) were converted into a right to receive aggregate cash consideration of approximately $740.5 million.

The transactions contemplated by the Merger Agreement, including the Merger and the refinancing of Sealy’s existing indebtedness, were financed by: (i) $560 million of term loan borrowings by Sealy Mattress Company, a wholly owned subsidiary of Sealy (“SMC”) pursuant to a secured credit facility, (ii) $100 million of unsecured term loan borrowings by SMC pursuant to an unsecured credit facility, (iii) the issuance of $390 million of senior subordinated notes and (iv) an equity investment in Sealy of $436.5 million by Sealy Holding LLC.

This description of the terms and conditions of the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement attached hereto as Exhibits 3 and 4, each of which is incorporated by reference.

The Initial Public Offering

On April 6, 2005, Sealy completed an initial public offering (the “Initial Public Offering”) of Common Stock in order to repay a significant portion of Sealy’s outstanding indebtedness and to pay a dividend to Sealy’s then existing stockholders. After the consummation of the Initial Public Offering, Sealy Holding LLC beneficially owned an aggregate of approximately 51.2% of the outstanding Common Stock.

The 8% Senior Secured Third Lien Convertible Notes due 2016

On May 13, 2009, Sealy adopted a comprehensive plan to refinance its existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and eliminates quarterly maintenance-based covenants.

Pursuant to a Prospectus Supplement (the “Prospectus Supplement”), dated May 27, 2009, and filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2009, Sealy offered (the “Offering”) rights to purchase up to an aggregate amount of $177,132,000 of 8% Senior Secured Third Lien Convertible Notes due 2016 (the “Convertible Notes”), issued by Sealy and SMC.  The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $1.00 per share, or 25 shares per Convertible Note and bear interest of 8% per annum, payable in kind.  All information included in this Schedule 13D pertaining to the Offering and Convertible Notes is based on information provided in the Prospectus Supplement and the indenture governing the Convertible Notes (as supplemented by the supplemental indenture, the “Indenture”).

The aggregate funds used in connection with the purchase of Convertible Notes were $93,847,750.  These funds were provided from general funds available to the Reporting Persons, including capital contributions from investors.

These descriptions of the terms and conditions of the Prospectus Supplement and the Indenture do not purport to be complete and are qualified in their entirety by reference to the full text of the Prospectus Supplement attached hereto as Exhibit 5, the indenture attached hereto as Exhibit 6 and the supplemental indenture attached hereto as Exhibit 7, each of which is incorporated by reference.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Directors of Sealy

The following persons have been nominated by Sealy Holding LLC and serve as directors of Sealy as of the date hereof:

Brian F. Carroll, a member of KKR & Co. L.L.C., the general partner of KKR, was elected a director of Sealy effective April 6, 2004.  Paul J. Norris, a senior advisor of KKR, was elected a director of Sealy effective April 6, 2004.  Dean B. Nelson, CEO of KKR Capstone, was elected a director of Sealy effective April 6, 2004.  Andrew J. Bellas, an executive of KKR, was elected a director of Sealy effective April 22, 2009.  As a director of Sealy, each of Messrs. Carroll, Norris, Nelson and Bellas may have influence over the corporate activities of Sealy, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment and intend to review their investment in Sealy on a continuing basis. Depending on various factors, including but not limited to Sealy’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in Sealy as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock or continue to hold Common Stock (or any combination or derivative thereof).  In addition, without limitation, the Reporting Persons may engage in discussions with management, the Board of Directors, stockholders of Sealy and other relevant parties or take other actions through their representatives on the Board of Directors or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of Sealy.  Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to Sealy and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 2 is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b).  The following disclosure assumes that there are 92,116,369 shares of Common Stock outstanding as of July 29, 2009.

Sealy Holding LLC directly held 46,625,921 shares of Common Stock on July 29, 2009, representing 51.2% of the outstanding Common Stock.  Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Sealy Holding LLC may be deemed to beneficially own an additional 93,847,750 shares of Common Stock, which is subject to issuance upon conversion of the Convertible Notes that it holds.  The 93,847,750 shares of Common Stock issuable upon conversion of Sealy Holding LLC’s Convertible Notes combined with the 46,625,921 shares of Common Stock directly owned would, as of July 29, 2009, constitute approximately 75.5% of the Common Stock outstanding upon such conversion.  Each of KKR Millennium GP LLC (as the general partner of KKR Associates Millennium L.P.), KKR Associates Millennium L.P. (as the general partner of KKR Millennium Fund L.P.) and KKR Millennium Fund L.P. (as the senior member of Sealy Holding LLC), may be deemed to share the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock owned by Sealy Holding LLC.  As a result, each of KKR Millennium GP LLC, KKR Associates Millennium L.P. and KKR Millennium Fund L.P. may be deemed to beneficially own the shares of Common Stock directly owned by Sealy Holding LLC.  The filing of this Schedule 13D shall not be construed as an admission that any of KKR Millennium GP

LLC, KKR Associates Millennium L.P. or KKR Millennium Fund L.P. is the beneficial owner of any securities covered by this statement.

(c).  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d).  No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of Sealy reported on this Schedule 13D.

(e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated herein by reference.

Stockholders’ Agreement

On July 16, 2004, Sealy Holding LLC entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Sealy, Northwestern Mutual Life Insurance Company, Teachers Insurance and Annuity Association of America and Sealy Paterson LLC (collectively, other than Sealy, the “Minority Investors”) relating to their rights with respect to the Common Stock.  Under this agreement, the Minority Investors were granted certain “tag-along” and “drag-along” rights with respect to private sales of Sealy shares by Sealy Holding LLC. The Minority Investors were also granted “piggyback” registration rights with respect to any proposed public offering of Sealy shares that includes shares held by Sealy Holding LLC.

This description of the terms and conditions of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, attached hereto as Exhibit 8, which is incorporated by reference.

Registration Rights Agreement

In connection with the Merger, Sealy entered into a registration rights agreement (the “Registration Rights Agreement”) with Sealy Holding LLC pursuant to which Sealy Holding LLC (and its transferees, to the extent they agree to be bound by the agreement) had the right to register its shares for sale with the SEC along with Sealy in the event that Sealy registered common stock for sale to the public. In addition, the agreement also provided Sealy Holding LLC with an unlimited number of demand registration rights at any time upon written request, subject to certain limitations. Sealy was required to pay registration expenses in the event Sealy registered shares of common stock for sale to the public and in connection with the first six registrations undertaken pursuant to Sealy Holding LLC’s demand registration rights. To the extent any other holders of Class A common stock were granted registration rights more favorable than those of Sealy Holding LLC under the Registration Rights Agreement, the Registration Rights Agreement was deemed automatically amended to provide that Sealy Holding LLC was granted similar rights.

This description of the terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement attached hereto as Exhibit 9, which is incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, dated as of July 29, 2009, by and among the Reporting Persons.

2.	Power of Attorney.

3.

Agreement and Plan of Merger, dated as of March 3, 2004, by and between Sealy Corporation and Posturepedic Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to Sealy’s Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004) (Sealy agrees to furnish a copy of any omitted schedules or similar supplements to the SEC upon request).

4.

First Amendment to the Agreement and Plan of Merger, dated April 5, 2004, by and between Sealy and Sealy Acquisition Corp. (incorporated herein by reference to Exhibit 2.2 to Sealy’s Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004) (Sealy agrees to furnish a copy of any omitted schedules or similar supplements to the SEC upon request).

5.	Prospectus Supplement, dated as of May 27, 2009 (incorporated by reference to filing pursuant to Rule 424(b)(5) under Registration No. 333-158383 filed on May 28, 2009).

6.

Indenture, dated as of July 10, 2009, among Sealy Mattress Company, the guarantors thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Sealy’s Current Report on Form 8-K (File No. 001-08738) filed by Sealy on July 16, 2009).

7.

Supplemental Indenture, dated as of July 10, 2009, among Sealy Mattress Company, Sealy, the guarantors thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.2 to Sealy’s Current Report on Form 8-K (File No. 001-08738) filed by Sealy on July 16, 2009).

8.

Stockholders’ Agreement, dated as of July 16, 2004, among Sealy Corporation, The Northwestern Mutual Life Insurance Company, Teachers Insurance and Annuity Association of America and Sealy Paterson LLC and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.12 to Sealy Corporation’s Registration Statement on from S-1/A (File No. 1-8738) filed March 24, 2006).

9.

Registration Rights Agreement, dated as of April 6, 2004, among Sealy Corporation and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.14 to Sealy Mattress Company’s Registration Statement on Form S-4 (File No. 333-117081) filed July 1, 2004).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2009

Signatures:	KKR MILLENNIUM GP LLC

	By:		*
Henry R. Kravis
a member

KKR ASSOCIATES MILLENNIUM L.P.

	By:		KKR Millennium GP LLC
its general partner

		By:	*
Henry R. Kravis
a member

KKR MILLENNIUM FUND L.P.

	By:		KKR Associates Millennium L.P.
its general partner

		By:	KKR Millennium GP LLC
its general partner

By: *
Henry R. Kravis
a member

SEALY HOLDING LLC

	By:		*
Henry R. Kravis
a member

	*By:		/s/ William J. Janetschek
William J. Janetschek,
by power of attorney for all Reporting Persons